# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: US ENERGY CORP, CIK 0000101594
CUSIP: 911805307
Title of class of securities: COMMON STOCK, $0.01 PAR VALUE
Address of issuer's principal executive offices: 1616 S. VOSS, SUITE 725, 1616 S. VOSS, SUITE 725, HOUSTON, Texas (TX), 77057
Date of event which requires filing of this statement: 01/09/2025
Amends the filing with accession number 0001493152-22-000977
Filed by CIK 0001903570
Persons authorized to receive notices and communications: Duane H. King, 9811 Katy Freeway, Suite 805, Houston, Texas (TX), 77024, 713-827-9988

## Reporting persons
- King Duane H (CIK 0001903594): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 148,913; shared voting power 3,427,399; sole dispositive power 148,913; shared dispositive power 3,427,399; aggregate amount beneficially owned 3,576,312 (11.6% of the class)
  Comment: Sole power includes restricted stock shares owned directly by Mr. King, which were originally subject to time-based vesting, including 30,000 shares of Common Stock that vested on June 2, 2024 and 30,000 shares of Common Stock that vest on June 2, 2025, subject to Mr. King's continued services to the Issuer. Shared voting power includes 2,027,399 shares of Common Stock owned directly by King Oil and Gas Company, Inc. (KOG). Duane H. King is the sole shareholder, director and officer of KOG. Shared voting power also includes 1,400,000 shares of Common Stock owned directly by Synergy Offshore, LLC (Synergy), of which Mr. King serves as the Chief Executive Officer and current sole manager. Mr. King and KOG are also owners of member interests in Synergy Producing Properties, LLC (SPP), which is the 100% owner of Synergy. Mr. King and KOG may be deemed to beneficially own the shares of common stock owned by Synergy based on their member rights in SPP. These shares exclude shares of Common Stock that are owned and controlled by Katla Energy Holdings, LLC.
  
  Does not include shares of Common Stock held by the Separately Filing Group Members (as defined in the Original Schedule 13D, Item 2). The percentage is based on information provided by the Issuer as of January 7, 2025, reflecting 29,428,708 shares of Common Stock of the Issuer outstanding as of such date, together with the 1,400,000 shares of Common Stock issued pursuant to the transactions described herein.
- King Oil and Gas Company, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,427,399; sole dispositive power 0; shared dispositive power 3,427,399; aggregate amount beneficially owned 3,427,399 (11.2% of the class)
  Comment: Shares of Common Stock include 2,027,427 shares owned directly by King Oil and Gas Company, Inc (KOG). Duane H. King is the sole shareholder, director and officer of KOG. Shared voting power includes 1,400,000 shares of Common Stock owned directly by Synergy, of which Mr. King serves as the Chief Executive Officer and current sole manager. Mr. King and KOG are also owners of member interests in SPP, which is the 100% owner of Synergy. Mr. King and KOG may be deemed to beneficially own the shares of Common Stock owned by Synergy based on their member rights in SPP. These shares exclude shares of Common Stock that are owned and controlled by Katla Energy Holdings, LLC.
  
  Does not include shares of Common Stock held by the Separately Filing Group Members (as defined in the Original Schedule 13D, Item 2). The percentage is based on information provided by the Issuer as of January 7, 2025, reflecting 29,428,708 shares of Common Stock of the Issuer outstanding as of such date, together with the 1,400,000 shares of Common Stock issued pursuant to the transactions described herein.
- Synergy Offshore LLC (CIK 0001903570): type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,427,399; sole dispositive power 0; shared dispositive power 1,400,000; aggregate amount beneficially owned 3,427,399 (11.2% of the class)
  Comment: Shares of Common Stock include 2,027,427 shares owned directly by King Oil and Gas Company, Inc (KOG). Duane H. King is the sole shareholder, director and officer of KOG. Shared voting power includes 1,400,000 shares of Common Stock owned directly by Synergy, of which Mr. King serves as the Chief Executive Officer and current sole manager. Mr. King and KOG are also owners of member interests in SPP, which is the 100% owner of Synergy. Mr. King and KOG may be deemed to beneficially own the shares of common stock owned by Synergy based on their member rights in SPP. However, shared dispositive power includes only 1,400,000 shares of Common Stock owned directly by Synergy, as Synergy does not have dispositive power with respect to any shares of common stock owned by KOG. These shares exclude shares of Common Stock that are owned and controlled by Katla Energy Holdings, LLC.
  
  Does not include shares of Common Stock held by the Separately Filing Group Members (as defined in the Original Schedule 13D, Item 2). The percentage is based on information provided by the Issuer as of January 7, 2025, reflecting 29,428,708 shares of Common Stock of the Issuer outstanding as of such date, together with the 1,400,000 shares of Common Stock issued pursuant to the transactions described herein.

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, $0.01 PAR VALUE
Name of issuer: US ENERGY CORP
Address of issuer's principal executive offices: 1616 S. VOSS, SUITE 725, 1616 S. VOSS, SUITE 725, HOUSTON, Texas (TX), 77057
Comment: This Amendment No. 5 amends those Items set forth below with respect to the Amendment No. 4 filed on September 20, 2024 (Amendment No. 4), Amendment No. 3 filed on June 27, 2024 (Amendment No. 3), Amendment No. 2 filed on November 4, 2022 (Amendment No. 2), and Amendment No. 1 filed on August 3, 2022 (Amendment No. 1) by the Reporting Persons, which in turn, amended the original Schedule 13D filed on January 12, 2022 (the Original Schedule 13D) (Amendment No. 5, Amendment No. 4, Amendment No. 3, Amendment No. 2, Amendment No. 1 and the Original 13D are hereinafter referred to as the Schedule 13D). Except as expressly amended hereby, all information in Amendment No. 4, Amendment No. 3, Amendment No. 2, Amendment No. 1 and the Original Schedule 13D is incorporated by reference. All capitalized terms used herein and not otherwise defined shall have the same meaning as in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
(a) This Schedule 13D is being filed by Duane H. King, his wholly owned corporation, King Oil and Gas Company, Inc. and Synergy Offshore, LLC as follows:

(1) Duane H. King (King);
(2) King Oil and Gas Company, Inc. (KOG), a Texas corporation; and
(3) Synergy Offshore, LLC, a Texas limited liability company (Synergy).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended to add the following paragraph below:

On January 9, 2025, Synergy and USEG entered into a Purchase and Sale Agreement (the PSA). Pursuant to the PSA, Synergy agreed to sell to USEG certain assets covering certain properties in the State of Montana (the Assets), which consist of approximately 24,000 net operated acres located in the Kevin Dome structure. The purchase price for the Assets consists of: (i) $2.0 million of cash, subject to customary adjustments; (ii) 1,400,000 shares of USEG common stock; (iii) a (Carried Working Interest) consisting of USEG's commitment to cover and pay for 100% of Seller Costs (as defined below) attributable to the Seller Reserved Interest (as defined below) in the Assets during the Carry Period (as defined below); (iv) an agreement by USEG to pay Synergy 18% of cash amounts actually realized by, received by, or credited to USEG, directly or indirectly, at or following the closing (less any necessary incurred expenses), generated or resulting from or credited to USEG, directly or indirectly, pursuant to Section 45Q of 26 U.S.C. or any similar law or regulation allowing for benefits resulting from USEG's sequestration of carbon oxides or similar substances derived directly from the AMI (as defined below)(the Tax Credit Payments); and (v) an agreement by USEG to pay Synergy 18% of any gain received by USEG on any sale of an initial CO2 plant, including any expansions connected to the initial installation that processes production from withing the AMI in which USEG has a financial interest. The Seller Reserved Interest includes an undivided 20.0% of Synegy's rights, title and interest in the leases and lands and other assets and other excluded assets. The Carry Period is the closing date of the PSA through the date that is the earlier of (i) 78 months after the closing date, or (ii) the date the Seller Costs attributable to the Seller Reserved Interest total a maximum amount of $20.0 million (the Carry Amount). Seller Costs are the costs relating to drilling, completing, in-field gathering and storage, and equipping of any and all wells to the extent that such costs are chargeable to or payable by Synergy as further described under a Joint Operating Agreement naming USEG as the Operator (the JOA). Concurrently with the execution of the PSA, Synergy and USEG also entered into a Participation Agreement (the Participation Agreement), which establishes certain rights and obligations with respect to the Assets and an Area of Mutual Interest (AMI) surrounding the Assets.

The foregoing summaries of the PSA and Participation Agreement are qualified by the terms of the PSA, including the form of Participation Agreement attached as an exhibit thereto, which are filed as Exhibit 3 to this Schedule 13D, and are incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended to add each of the following paragraphs below:

The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

On January 9, 2025, Synergy and USEG entered into the PSA and ancillary agreements.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The percentages of beneficial ownership disclosed in this Schedule 13D are based on an aggregate of 29,428,708 shares of Common Stock outstanding as of as of January 7, 2025, based on information furnished by the Issuer, together with the 1,400,000 shares issued pursuant to the PSA.
Number of shares as to which each person has sole or shared power to vote or dispose: On January 9, 2025, Synergy directly acquired 1,400,000 shares of the Issuer's Common Stock pursuant to the PSA. Mr. King is the Chief Executive Officer and current sole manager of Synergy. Mr. King and KOG are also owners of member interests in Synergy Producing Properties, LLC (SPP), which is the 100% owner of Synergy. Mr. King and KOG may be deemed to beneficially own the shares of common stock owned by Synergy based on their member rights in SPP, and Synergy may be deemed to have certain voting rights under the Nominating and Voting Agreement with respect to certain shares owned directly by KOG.
Transactions in the class effected during the past sixty days: Pursuant to the Nominating and Voting Agreement dated January 5, 2022, if Synergy made a distribution to its members, for so long as the shares of Common Stock are held by those members, the Nominating and Voting Agreement requires those members to vote their shares in accordance with the terms and conditions of the Nominating and Voting Agreement. This Nominating and Voting Agreement was amended as of September 16, 2022, in which the former members of Synergy, except for KOG and Katla Energy Holdings, LLC (Katla), are no longer required to vote the Issuer's shares in accordance with the Amended and Restated Nominating and Voting Agreement. As a result, this amendment reduces the number of shares with a Shared Vote, to reflect that KOG is bound by the voting provisions of the Amended and Restated Nominating and Voting Agreement. Katla shares derived from Synergy are not reported herein either. The Reporting Persons continue to exclude all shares held by the Separately Filing Persons in connection with the numbers of shares reported herein, and the Katla shares of Common Stock derived from Synergy are not reported herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Amended and Restated Nominating and Voting Agreement dated September 16, 2022 (filed on September 16, 2022, as Exhibit 10.1 to the Form 8-K filed by U.S. Energy Corp. and incorporated herein by reference). https://www.sec.gov/Archives/edgar/data/101594/000149315222026081/ex10-1.htm

2. Letter of Intent, dated June 25, 2024, between U.S. Energy Corp. and Synergy Offshore, LLC (filed on June 27, 2024, as Exhibit 2 to the Schedule 13D/A filed by Duane H. King and incorporated herein by reference).
https://www.sec.gov/Archives/edgar/data/101594/000143774924021455/ex_693639.htm

3.Purchase and Sale Agreement, dated January 9, 2025, between U.S. Energy Corp. and Synergy Offshore, LLC (filed on January10, 2025, as Exhibit 10.1 to the Form 8-K filed by U.S. Energy Corp. and incorporated herein by reference). https://www.sec.gov/Archives/edgar/data/101594/000143774925000795/ex_762873.htm

## Signatures
- King Duane H: /s/ Duane H. King, Duane H. King (01/22/2025)
- King Oil and Gas Company, Inc.: /s/ Duane H. King, Duane H. King/Chief Executive Officer (01/22/2025)
- Synergy Offshore LLC: /s/ Duane H. King, Duane H. King/Chief Executive Officer (01/22/2025)